UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 7, 2023

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2023

EDAP TMS S.A.

/s/ FRANCOIS DIETSCH
FRANCOIS DIETSCH
CHIEF FINANCIAL OFFICER

EDAP Appoints Lance Willsey, M.S., M.D. to Board of Directors

LYON, France, December 6, 2023 -- EDAP TMS SA (Nasdaq: EDAP) (“the Company” or “EDAP”), the global leader in robotic energy-based therapies, today announced the appointment of Lance Willsey, M.S., M.D. to its Board of Directors. Dr. Willsey replaces Dr. Argil Wheelock who has resigned as director of the Company.

“I appreciate the opportunity to join the board of EDAP, where the company’s Focal One Robotic HIFU platform is changing the treatment paradigm in the management of prostate cancer,” said Dr. Lance Willsey. “As a urologist, I have had significant experience in the early evolution of HIFU as a therapeutic modality and have closely followed its clinical development. I have had friends and family undergo treatment with Focal One, and I have also helped colleagues adopt and train on this innovative technology platform, leading to outstanding treatment results for their patients. I look forward to helping expand this technology beyond prostate cancer, as well as combining it with additional therapeutic modalities to help additional patients live longer and live better while simultaneously increasing shareholder value.”

“We are delighted to welcome Dr. Willsey as our new independent director," said Marc Oczachowski, Chairman of the Board. “Dr. Willsey is a trained urologist with strong expertise in prostate cancer and also has an accomplished background in serving healthcare and cancer focused companies as board director. I am convinced he will be a great addition to our board of directors and will contribute significantly to the company’s development and its shareholder value.”

Dr. Lance Willsey, M.S., M.D. is a urologist who has an aggregate of 36 years of private and public board experience focused in the area of cancer diagnostics and therapeutics. He completed his surgical and urology training at the Massachusetts General Hospital and additional postgraduate training in the Steele Lab Harvard University and the Dana Farber Cancer Institute.

“It has been a great honor and pleasure to have Dr. Argil Wheelock serve as a Board Member of EDAP during almost 15 years, I would like to personally thank Argil for his continuous support and help in the projects and strong challenges we faced during all these years. His contribution and commitment have been key in the development of the value of our company”, continued Marc Oczachowski, Chairman of the Board.

About EDAP TMS SA

A recognized leader in the global therapeutic ultrasound market. EDAP TMS develops, manufactures, promotes and distributes worldwide minimally invasive medical devices for various pathologies using ultrasound technology. By combining the latest technologies in imaging and treatment modalities in its complete range of Robotic HIFU devices, EDAP TMS introduced the Focal One® in Europe and in the U.S. as an answer to all requirements for ideal prostate tissue ablation. With the addition of the ExactVu™ Micro-Ultrasound device, EDAP TMS is now the only company offering a complete solution from diagnostics to focal treatment of Prostate Cancer. EDAP TMS also produces and distributes other medical equipment including the Sonolith® i-move lithotripter and lasers for the treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL). For more information on the Company, please visit http://www.edap-tms.com, us.hifu-prostate.com and www.focalone.com.

Company Contact

Blandine Confort

Investor Relations / Legal Affairs

EDAP TMS SA

+33 4 72 15 31 50

bconfort@edap-tms.com

Investor Contact

John Fraunces

LifeSci Advisors, LLC

(917) 355-2395

jfraunces@lifesciadvisors.com